Via Facsimile and U.S. Mail
Mail Stop 4720

March 10, 2010

Eugene Seymour, M.D.
Chief Executive Officer
NanoViricides, Inc.
135 Wood Street, Suite 205
West Haven, Connecticut 06506

Re: **NanoViricides, Inc.**
        Form 10-K for Fiscal Year Ended June 30, 2009
        Form 10-Q for the quarterly period ended December 31, 2009
        File No. 000-52318

Dear Dr. Seymour:

We have reviewed your filings and have the following comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For The Fiscal Year Ended June 30, 2009

General

1. We note your discussion throughout your Form 10-K of your company's collaboration agreements, including pages 6, 24 and 64. In these sections, you address a number of agreements but do not disclose the material terms of such agreements. Nor have you filed these agreements as exhibits to your 10-K, as required by Item 601(b)(10) of Regulation S-K. With respect to each of these agreements that are material to your company, please discuss the material terms, whether financial terms or otherwise, and file the agreement as an exhibit. This includes your collaborations and contracts with the following parties:

- the Centers for Disease Control and Prevention (CDC)
- the Walter Reed Army Institutes of Research (WRAIR);
- the United States Army Medical Research Institute of Infectious Diseases (USAMRIID);
- the United States Armed Forces Institute of Pathology (USAFIP);
- THEVAC, LLC;
- the Southern Research Institute, Infectious Diseases Division, Frederick, MD (SRI-F);
- the Long Island Jewish Medical System, Feinstein Institute of Medical Research;
- KARD Scientific, Inc.; and
- The pharmaceutical company with which you signed a Material Transfer Agreement on February 25, 2009.

With respect to the February 25, 2009 Material Transfer Agreement, you are required to disclose the material terms of this agreement and file a copy as an exhibit to the extent it is material to your company, regardless of whether the parties have signed a confidentiality agreement. If there are provisions of this agreement that would cause potential commercial harm to your company if released publicly, you may make a request for confidential treatment under Rule 24b-2 of the Exchange Act. Note, however, that the identity of the counterparty cannot be kept confidential.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Requirement for Additional Capital, page 67

2. We note that you state here that you currently have sufficient cash reserves to achieve all of your budgeted plans for the next twelve months. However, earlier in your Risk Factor discussion, on page 41, you note that you have enough resources to fund operations for fifteen months. Finally, in the penultimate paragraph on page 67 you state that you can support current operations through the next six quarters, which would be eighteen months. Please revise your disclosure to clarify this inconsistency.

Item 9A(T) Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 79

3. While it appears that you have conducted an evaluation of internal controls over financial reporting, it does not appear that you have disclosed your conclusion as of June 30, 2009 as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

Item 11. Executive Compensation, page 81

4. It appears that your disclosure of executive compensation, including your Summary Compensation Table on page 82, is not in compliance with the current requirements of Item 402 of Regulation S-K for smaller reporting companies. Please revise your executive compensation disclosure in accordance with Items 402(m) through 402(r) of Regulation S-K. This includes providing the Outstanding Equity Awards at Fiscal Year-End Table, as applicable.

Form 10-Q for the six months ending December 31, 2009

Exhibit 31.1

5. We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please revise the certification to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls.

* * *

As appropriate, please amend your Form 10-K for the fiscal year ended June 30, 2009 and subsequent Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the cover letter to us via EDGAR under the form type label CORRESP. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant